[COMMUNITY WEST BANCSHARES LETTERHEAD]

VIA EDGAR

March 25, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement on Form S-1
File Number 333-180992

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), Community West Bancshares, a California corporation (“Company”), hereby requests that its Registration Statement No. 333-180992 on Form S-1, filed on April 27, 2012 (“Registration Statement”) be withdrawn. The Registration Statement sought to register 15,600 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par value, liquidation preference amount $1,000 per share (“Preferred Shares”), (ii) a warrant (“Warrant”) to purchase up to 521,158 shares of the Company’s common stock, no par value (“Common Stock”) at an exercise price of $4.49 per share, subject to adjustment, and (iii) the shares of the Company’s Common Stock issuable upon the exercise of the Warrant (collectively with the Preferred Shares and the Warrant, the “Securities”).

The Preferred Shares and the Warrant were issued by the Company on December 19, 2008 to the United States Department of the Treasury (“Treasury”) as part of the Troubled Asset Relief Program - Capital Purchase Program in a private placement exempt from the registration requirements of the Securities Act. Treasury had previously indicated its intention to exercise registration rights applicable to the Securities and, in connection therewith, to sell the Preferred Shares and the Warrant in a registered public offering. However, Treasury subsequently determined to sell the Preferred Shares and Warrant in a private placement exempt from the registration requirements of the Securities Act (“Private Placement”). None of the Securities were sold pursuant to Treasury’s previously proposed public offering. Rather, on December 11, 2012, Treasury sold all of the Preferred Shares in the Private Placement. Treasury continues to hold the Warrant.

In light of the foregoing, registration of the Securities is unnecessary at this time.

The Company hereby requests that the Commission issue an order granting the withdrawal of the Registration Statement and all amendments and exhibits thereto. The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

If you have any questions regarding this matter, please contact Arthur A. Coren, Esq. of Horgan, Rosen, Beckham & Coren, L.L.P. at (818) 591-2121.

Very truly yours,
COMMUNITY WEST BANCSHARES

/s/ Charles G. Baltuskonis
Charles G. Baltuskonis
Executive Vice President and Chief Financial Officer

cc:	Martin E. Plourd, President and Chief Executive Officer
Arthur A. Coren Professional Corporation